December 2, 2010

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BG Medicine, Inc.
Registration Statement on Form S-1
Registration No. 333-164574

Ladies and Gentlemen:

On behalf of BG Medicine, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 7 (the “Amendment”) to the Company’s Registration Statement on Form S-1, initially filed with the Commission on January 29, 2010, and as amended by Amendment No. 1 filed on February 12, 2010, Amendment No. 2 filed on March 12, 2010, Amendment No. 3 filed on August 31, 2010, Amendment No. 4 on November 8, 2010, Amendment No. 5 on November 22, 2010 and Amendment No. 6 on November 30, 2010 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by telephone on December 1, 2010 from James Lopez and Damon Colbert to the undersigned. The responses are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to each of John Reynolds, Damon Colbert, James Lopez, Steve Lo and David Walz of the Staff.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

December 2, 2010

1.	Comment: Please provide the basis for your belief regarding the timeline for approval of the automated version of the galectin-3 test, given that the process for FDA approval of the manual version of the test took approximately 20 months.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 40, 58 and 67 of the Registration Statement to provide the basis for the Company’s believe that an automated version of its galectin-3 test will be available for commercial use in the first half of 2012.

2.	Comment: Please revise the product pipeline table on page 65 to distinguish between the manual version and the automated version of the BGM Galectin-3 test for heart failure.

Response: In response to the Staff’s comment, the Company has revised the table on page 65 of the Registration Statement to distinguish between the manual version and the automated version of the BGM Galectin-3 test for heart failure by adding a new entry item for the automated version.

*  *  *  *  *

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

December 2, 2010

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me or Scott A. Samuels of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ William T. Whelan

William T. Whelan

cc:	Securities and Exchange Commission

Damon Colbert

Steve Lo

James Lopez

John Reynolds

David Walz

BG Medicine, Inc.

Pieter Muntendam, M.D.

Michael Rogers

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Scott Samuels

Linda Rockett

Garrett Winslow

Dewey & LeBoeuf LLP

Donald Murray

Angela Lin

Deloitte & Touche LLP

Joseph Apke